UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52005

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _**10/01/21**_ AND ENDING _**09/30/22**_
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Preferred Client Group, Inc**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3707 Dartmouth

(No. and Street)

Dallas	**Texas**	**75205**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James D. Gaberino	**214-520-0832**	**pcg@jdgab.net**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC

(Name – if individual, state last, first, and middle name)

5179 CR 1026	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

02/24/09	**#3366**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James D. Gaberino**_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____**Preferred Client Group, Inc.**_____, as of **September 30**_____, **2022**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MIKAEL CROWE
NOTARY PUBLIC · STATE OF TEXAS
ID # 13196735-3
COMM. EXP. 04-04-2023

Signature: _____

Title: _____pres & CEO_____

Notary Public

This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [X] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [X] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [X] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [X] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENTS

Statement of financial condition   2

Statement of income   3

Statement of changes in stockholder's equity   4

Statement of cash flows   5

Notes to financial statements   6 – 11

Supplemental information pursuant to Rule 17a-5   12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   13

Exemption report   14

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Preferred Client Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Preferred Client Group, Inc. as of September 30, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Preferred Client Group, Inc. as of September 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Preferred Client Group, Inc.'s management. Our responsibility is to express an opinion on Preferred Client Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Preferred Client Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Preferred Client Group, Inc.'s financial statements. The supplemental information is the responsibility of Preferred Client Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Preferred Client Group, Inc.'s auditor since 2002.

Celeste, Texas
November 11, 2022

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PREFERRED CLIENT GROUP, INC.
Statement of Financial Condition
September 30, 2022

ASSETS

Cash	$ 157,257
Commissions receivable	41,425
Accrued interest receivable	875
Prepaid expenses	461
Clearing deposit - cash	7,875
Clearing deposit - debt securities	108,229
TOTAL ASSETS	**$ 316,122**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued expenses	$ 1,154
Accrued compensation and related costs	16,766
Total liabilities	17,920

Stockholder's Equity

Common stock, $.10 par value, 200 shares authorized, issued and outstanding	20
Additional paid-in capital	111,567
Retained earnings	186,615
TOTAL STOCKHOLDER'S EQUITY	298,202
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 316,122**

See notes to financial statements.　　　2

PREFERRED CLIENT GROUP, INC.
Statement of Income
Year Ended September 30, 2022

Revenue

Securities commissions	$	660,317
Mutual fund commissions		21,338
Interest		9,087
TOTAL REVENUE		690,742

Expenses

Compensation and related costs	359,791
Clearing charges	44,327
Occupancy and equipment costs	104,242
Professional fees and contract services	26,627
Communications	9,764
Regulatory fees and expenses	3,943
Other expenses	40,277
TOTAL EXPENSES	588,971
Net income before other loss	101,771

Other Loss

Unrealized loss on debt securities		(11,950)
NET INCOME	$	89,821

See notes to financial statements.   3

PREFERRED CLIENT GROUP, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2022

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2021	200	$ 20	$ 111,567	$ 96,794	$ 208,381
Net income	-	-	-	89,821	89,821
Balances at September 30, 2022	200	$ 20	$ 111,567	$ 186,615	$ 298,202

See notes to financial statements.   4


PREFERRED CLIENT GROUP, INC.
Statement of Cash Flows
Year Ended September 30, 2022


Cash flows from operating activities:

Net income	$ 89,821
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Unrealized loss on debt securities	11,950
Changes in assets and liabilities	
Decrease in commissions receivable	5,282
Increase in prepaid expenses	(175)
Increase in clearing deposit - cash	(5,250)
Decrease in accrued expenses	(199)
Increase in accrued compensation and related costs	2,635
Net cash provided by operating activities	104,064
Net change in cash	104,064
Cash at beginning of year	53,193
Cash at end of year	$ 157,257

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes - state	$ -

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Preferred Client Group, Inc. (the Company) was organized in June 1999 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company's operations consist primarily of providing securities brokerage services to individuals located in the state of Texas.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Debt securities held in a clearing deposit account are for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (Continued)</u>

<u>Revenue Recognition</u>

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company may charge a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also includes other revenue related to customer accounts which is recorded on the trade date.

Mutual Fund Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the funds up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the funds and the investor activities are known, which are either monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

<u>Income Taxes</u>

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all the federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder.

As of September 30, 2022, open Federal tax years subject to examination include the tax years ended September 30, 2019 through September 30, 2021.

The Company is also a member of a combined group subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The Company has an agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2022, the Company had net capital of $292,379 which was $287,379 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.06 to 1.

Note 4 - Fair Value / Debt Securities

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

Note 4 - Fair Value / Debt Securities (continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2022.

> Debt securities: Valued by the Company using the actual bid prices of similar securities. When bid prices are not available for similar securities, the Company uses market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instrument.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2022

	Level 1	Level 2	Level 3	Total
Debt Securities	$ -	$ 108,229	$ -	$ 108,229

The debt securities consist of two municipal bonds, which mature in February 2048 and August 2048. Cost and fair values of the debt securities at September 30, 2022, are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
$ 116,489		$ 8,260	$ 108,229

There were no transfers between level 1 and level 2 during the year.

There were no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended September 30, 2022.

Note 5 - <u>Related Party Transactions/Economic Dependency/Concentration of Revenue and Services</u>

The Company and other entities are under the control of the sole shareholder. The existence of that control creates operating results and financial position different than if the entities were autonomous.

The sole shareholder generated substantially all of the Company's revenue and accounted for approximately 37% of the Company's compensation and related costs for the year ended September 30, 2022. The Company is economically dependent upon the sole shareholder's service due to the concentration of revenue generated.

The Company and the sole shareholder have entered into an expense sharing agreement (Agreement) effective January 1, 2017 and amended as of October 1, 2020. The Agreement shall continue until canceled by either party. Under the Agreement, the sole shareholder and other related entities controlled by the sole shareholder (Related Parties) provide the Company with office facilities and certain services. The sole shareholder and Related Parties allocate a pro-rata portion of such facilities and services provided on behalf of the Company. Amounts allocated to the Company under the Agreement are $12,980 per month and totaled $155,760 for the year. The amounts allocated were $103,680 in occupancy and equipment costs, $9,960 in professional fees and contract services, $9,480 in communications, and $32,640 of auto and entertainment, which is included in other expenses in the accompanying statement of income. The Agreement was not consummated on terms equivalent to arms-length transactions.

Note 6 - <u>Off-Balance-Sheet Risk</u>

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the Company's customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 7 - <u>**Concentration of Credit Risk**</u>

The Company has $157,529, or approximately 50% of its total assets, in commissions receivable and clearing deposit due from or held by the Company's clearing broker/dealer.

The Company has $108,229, or approximately 34% of its total assets, in two debt securities issued by Texas municipalities, which are held by the clearing broker/dealer as a part of the Company's required clearing deposit.

Note 8 - <u>**Contingencies**</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - <u>**Subsequent Events**</u>

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2022, through November 11, 2022, the date which the financial statements were available to be issued.

The Company made a distribution to the sole shareholder of $155,000 in October 2022.

Schedule I

PREFERRED CLIENT GROUP, INC.
Supplemental Information
Pursuant to Rule 17a-5
September 30, 2022

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 298,202
Deductions and/or charges	
Non-allowable assets:	
Accrued interest receivable	875
Prepaid expenses	461
Total deductions and/or charges	1,336
Net capital before haircuts on securities	296,866
Haircuts on securities	
Clearing deposit - cash	158
Clearing deposit - debt securities	4,329
Total haircuts on securities	4,487
Net Capital	$ 292,379
Aggregate indebtedness	
Accrued expenses	1,154
Accrued compensation and related costs	16,766
Aggregate indebtedness	$ 17,920
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 287,379
Ratio of aggregate indebtedness to net capital	0.06 to 1

Reconciliation of Computation of Net Capital

- There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of Sepember 30, 2022.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Preferred Client Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Preferred Client Group, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Preferred Client Group, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provision) and (2) Preferred Client Group, Inc. stated that Preferred Client Group, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Preferred Client Group, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Preferred Client Group, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 11, 2022

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PREFERRED CLIENT GROUP, INC.
3707 DARTMOUTH AVENUE
DALLAS, TEXAS 75205

PREFERRED CLIENT GROUP, INC. EXEMPTION REPORT

Preferred Client Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R./240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. | 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. | 240.15c-c3 under the following provisions of 17 C.F.R. | 240.15c3-3 (k):(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. | 240.15c3-3 (k) throughout the most recent fiscal year without exception.

PREFERRED CLIENT GROUP, INC.

I, James D. Gaberino, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.





[signature] 10/5/2022

President and Financial Operations Principal 10/5/22

14